SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Awarded Contracts Totaling $US 7.5 Million for the Protection of Two International Airports dated October 6, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Awarded Contracts Totaling $US 7.5 Million for the Protection of Two International Airports

Monday October 6, 8:30 am ET

YAHUD, Israel, October 6 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GMS: MAGS, TASE: MAGS) announced today that it has been awarded contracts totaling approximately US$ 7.5 million to protect two international airports in South East Asia and North Africa. Both projects are based on turnkey solutions, and will be completed during 2009.

The project in South East Asia is based on the DTR 2000 Taut Wire System and MagBar Intrusion Grids, as the first security layer and the Omnitrax Buried Cable, as the second security layer. An array of both stationary and PTZ cameras will be deployed along the perimeter to verify incoming alarms. Some of the fixed cameras will have Intelligent Video Analysis capabilities. In addition, the customer had decided to add radar coverage, which will be integrated with Magal's MTC 1500E Thermal Camera.

The various layers of sensors and all of the systems will feed into a command and control center that will be managed by Magal's FORTIS C4I Management Software. The control center will communicate with patrol cars in the airport's vicinity by means of a wireless LAN and will be able to transmit video and data to the vehicles, thus enabling a higher level of security for the airport.

The project in North Africa utilizes the IntelliFiber Fiber Optic Outdoor Intrusion Detection System and Magnet Security Management System. Following completion of the installation, management expects the project to be expanded to enable the incorporation of additional surveillance capabilities.

Mr. Izhar Dekel - CEO of Magal said: "Magal has had a long history of implementing the highest levels of professionalism in research, development, manufacturing and marketing of cutting-edge integrated security solutions that are above and beyond industry standards. Our long-term strategic investments during the past few years are continuing to bear fruit. The airport in Asia is the second airport project that we were awarded in this country this year. These projects are another example of Magal's well established position as a world leader in providing airport high technology integrated security solutions. These projects are a part of a comprehensive security concept."

About Magal Security Systems Ltd.

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal's shares trade in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange under the symbol MAGS.

Forward Looking and Cautionary Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd
    Lian Goldstein
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail:lian@magal-ssl.com

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MAGAL SECURITY SYSTEMS LTD.
                                                  (Registrant)


                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  October 6, 2008